Appendix B – Flow Chart

Diagram for Identifying Reportable Operating Segments

127. The following diagram illustrates how to apply the main provisions for identifying reportable operating segments as defined in this Statement. The diagram is a visual supplement to the written standards section. It should not be interpreted to alter any requirements of this Statement nor should it be considered a substitute for the requirements.